Mail Stop 3561

      							April 28, 2006


Mr. J. Nicholas Bayne
President and Chief Executive Officer
Maine & Maritimes Corporation
209 State Street
Presque Isle, ME  04769

	Re:	Maine & Maritimes Corporation
      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 24, 2006

		File Number 333-103749

Dear Mr. Bayne:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ending December 31, 2005

Table of Contractual Obligations, page 37

1. Please add interest payments to the table. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, please provide a footnote to the table clearly identifying the excluded items and any additional information that is significant to an understanding of your future cash requirements. See Item 303(a)(5) of Regulation S-K.

Note 1.  Accounting Policies, page 51

Goodwill and Acquired Intangibles, page 55

2. Based on your disclosure in Note 4, it appears that your reporting units for purposes of goodwill testing may be at the subsidiary level. Please confirm. If this is not the case, please tell us how you have determined your reporting units and the balance of goodwill attributed to each reporting unit as of December 31, 2005. Expand your disclosure to identify the reporting units. See for example Appendix C of SFAS 142.

3. Tell us why you believe that no impairment exists as of the end of the year as well as your most recent evaluation date, in light of your disclosures that the unregulated business segments that have been added since 2003 have not been profitable to date.

Depreciation and Amortization, page 58

4. Tell us the gross balance of computer software held at the TMGC and Maricor Properties as of December 31, 2005. In this regard, we note that your policy of depreciating on a basis equivalent to Canadian tax law provisions while using a different rate for your US entities is inconsistent for US GAAP. Tell us why you have not maintained the same depreciation policy for all entities and recorded the difference related to Canadian tax law as a book to tax difference in your deferred tax calculation.

Note 5.  Investments in Associated Companies, page 70

5. Tell us and disclose why you believe it is appropriate to account for your investments in Maine Yankee and MEPCO in accordance with APB
18 given your relatively low ownership percentage.

6. Please advise or revise to provide audited summarized financial information as required by Rule 4-08(g) of Regulation S-X and APB
18,
paragraph 20.

Note 6. Short-Term Credit Arrangements, page 72
Note 8.  Long-Term Debt, page 75

7. We note your disclosure on page 38 of your debt retirements and refinancings. Tell us and disclose, if material, any deferred financing costs you wrote-off in connection with this refinancing for both your lines of credit and your long-term debt. Tell us and disclose, if material, what new deferred financing costs were capitalized as well. We may have further comment.

8. Please disclose the restrictions on the payment of dividends
and
the amount of retained earnings restricted or available.   See
Rule
4-08(e)(1) of Regulation S-X.

9. Further, please advise or provide Schedule I to the extent restricted net assets of the consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed year. Describe the nature of any restrictions on the ability of the subsidiaries to transfer funds to the registrant. See
Rule 5-04 of Regulation S-X.

10. We note your disclosure of the "certain" financial covenants contained in each of the various debt agreements. Please expand your disclosure to briefly describe the cross-default provisions referred to on page 38.

Note 10.  Benefit Programs, page 78

11. Tell us and disclose why you believe an expected return of plan assets of 8.5% is appropriate in light of your actual return on assets in prior years.

Note 12.  Commitments, Contingencies and Regulatory Matters, page
83

MEPCO - Poly Chlorinated Bi-Phenol Transformers, page 90

12. Please tell us if the remaining balance related to this ten-year program is accrued as of December 31, 2005.

Item 9A.  Controls and Procedures, page 99

13. Amend your evaluation to discuss your conclusion that the Company`s disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Additionally, clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Additionally, amend to state, if true, that your disclosure controls and procedures were effective as of the end of the period covered by the report, rather than within 90 days of the filing of the Form 10-K. See Item 307 of Regulation S-K and Exchange
Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

14. Amend your certifications to comply with the revised guidance in our final rule. Please refer to Section III of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
available on our website at <http://www.sec.gov/rules/final/33-
8238.htm>.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Donna Di Silvio, Senior Staff Accountant, at (202)
551-
3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

								Sincerely,



								Michael Moran
						Accounting Branch Chief



Mr. J. Nicholas Bayne
Maine & Maritimes Corporation
Page 5